                                                             OMB APPROVAL
                                                     ---------------------------

                             UNITED STATES              OMB Number:  3235-0145
                  SECURITIES AND EXCHANGE COMMISSION     Expires:  October 31,
                        Washington, D.C. 20549                   2002
                                                       Estimated average burden
                                                       hours per response  14.90
                                                     ---------------------------


                                 SCHEDULE 13D
                                (Rule 13d-101)

          INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
     RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                              (Amendment No. 2)*

                        PLUM CREEK TIMBER COMPANY, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                         COMMON STOCK, $.01 par value
                     SPECIAL VOTING STOCK, $.01 par value
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   729251108
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                John H. Scully
                        591 Redwood Highway, Suite 3215
                        Mill Valley, California  94941
                                (415) 383-6600

                                with a copy to:

                                Phillip Gordon
                               Altheimer & Gray
                             10 South Wacker Drive
                            Chicago, Illinois 60606
                                (312) 715-4000
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                              September 13, 2001
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(3), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 729251108                               Page 2 of 25 Pages
          ---------                               ----------------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      PCMC Intermediate Holdings, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS Not Applicable
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF             16,333,722 common stock (1); and
                           628,220 special voting stock (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY              -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             16,333,722 common stock (1); and
                          628,220 special voting stock (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      16,333,722 common stock (1) and 628,220 special voting stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      23.8% common stock; 99% special voting stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON PN
14

------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR PCMC INTERMEDIATE HOLDINGS, L.P.
(1) Power is exercised through its sole general partner, PC Advisory Partners I, L.P.

                                 SCHEDULE 13D
CUSIP NO. 729251108                                 Page 3 of 25 Pages
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PC Advisory Partners I, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS: Not Applicable
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            16,498,709 common stock (1) (2); and
                          634,566 special voting stock (1) (2)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             16,498,709 common stock (1) (2); and
                          634,566 special voting stock (1) (2)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,498,709 common stock (1) (2) and 634,566 special voting stock (1) (2)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.1% common stock; 100% special voting stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: PN
14
------------------------------------------------------------------------------




FOOTNOTES TO FACING SHEET FOR PC ADVISORY PARTNERS I, L.P.
(1) Solely in its capacity as the sole general partner of PCMC Intermediate Holdings, L.P. with respect to 16,333,722 shares of common stock and 628,220 shares of special voting stock. PC Advisory Partners I, L.P. directly holds 164,987 shares of common stock and 6,346 shares of special voting stock.

(2)  Power is exercised through its sole general partner, PC Advisory Corp I.

                                 SCHEDULE 13D
CUSIP NO. 729251108                                 Page 4 of 25 Pages
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      PC Advisory Corp. I
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS: Not Applicable
 4

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            16,498,709 common stock (1); and
                          634,566 special voting stock (1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             16,498,709 common stock (1); and
                          634,566 special voting stock (1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,498,709 common stock (1) and 634,566 special voting stock (1)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.1% common stock; 100% special voting stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: CO
14
------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR PC ADVISORY CORP I.
(1) Solely in its capacity as the general partner of PC Advisory Partners I, L.P.

                                 SCHEDULE 13D

CUSIP NO. 729251108                                 Page 5 of 25 Pages
         -----------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      John H. Scully
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [x]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS: Not Applicable
 4

------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION: USA
 6

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            8,126 common stock (2)

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,498,709 common stock (1); and
     OWNED BY             634,566 special voting stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             8,126 common stock (2)

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,498,709 common stock (1); and
                          634,566 special voting stock (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,506,835 common stock (1) (2) and 634,566 special voting stock (1)

------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.1% common stock; 100% special voting stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON: IN
14
------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR JOHN H. SCULLY.
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 16,498,709 shares of common stock and 634,566 shares of special voting stock.
(2) 5000 shares of common stock are held in a self-administered D.L.&W., Inc., Basic Profit Sharing Retirement Plan.

                                 SCHEDULE 13D
CUSIP NO. 729251108                                         Page 6 of 25 Pages
-------------------                                         ------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      William E. Oberndorf
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,606 common stock
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,498,709 common stock (1); and
     OWNED BY             634,566 special voting stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,606 common stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,498,709 common stock (1); and
                          634,566 special voting stock (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      16,502,315 common stock (1); and 634,566 special voting stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.1% common stock; 100% special voting stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

FOOTNOTES TO FACING SHEET FOR WILLIAM E. OBERNDORF
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 16,498,709 shares of common stock and 634,566 shares of special voting stock.

                                 SCHEDULE 13D

CUSIP NO. 729251108                                     Page 7 of 25 Pages
         -----------------                              ----------------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      William J. Patterson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            3,355 common stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          16,498,709 common stock (1);and
     OWNED BY             634,566 special voting stock (1)
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,355 common stock
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          16,498,709 common stock (1); and
                          634,566 special voting stock (1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      16,502,064 common stock (1) and 634,566 special voting stock (1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_]
12

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      24.1% common stock; 100% special voting stock
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      IN
------------------------------------------------------------------------------


FOOTNOTES TO FACING SHEET FOR WILLIAM J. PATTERSON.
(1) Solely in his capacity as one of three controlling persons of PC Advisory Corp. I with respect to 16,498,709 shares of common stock and 634,566 shares of special voting stock.

         This Amendment No. 2 amends the Schedule 13D (the "Original Schedule 13D") filed with the Securities Exchange Commission ("SEC") on July 13, 1999 and relates to the shares of common stock, par value $.01 per share (the "Common Stock") and the shares of special voting common stock, par value $.01 per share (the "Special Voting Stock", and, together with the Common Stock, the "Shares") of Plum Creek Timber Company, Inc., a Delaware corporation (the "Issuer"). Unless otherwise stated herein, the Original Schedule 13D, as previously amended by Amendment No. 1 to the Statement on Schedule 13D filed with the SEC on July 27, 2000 ("Amendment No. 1 to Schedule 13D"), remains in full force and effect. Terms used herein and not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.



ITEM 1.   SECURITY AND ISSUER.

          No Change.

ITEM 2.   IDENTITY AND BACKGROUND.

          No Change.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          No Change.


ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is amended and restated in its entirety as follows:

          The Reporting Persons acquired the Shares reported herein for investment purposes and to influence the direction and management of the Issuer. Each Reporting Person evaluates on an ongoing basis the Issuer's financial condition, business operations and prospects, the market price of the Issuer's common stock, conditions in securities markets generally, general economic and industry conditions and other factors. Accordingly, each Reporting Person reserves the right to change its plans and intentions at any time, as it deems appropriate. The Reporting Persons may dispose of shares of Common Stock, which may be effected at any time and from time to time through market transactions, underwritten offerings, block trades, privately negotiated transactions or otherwise.

          The shares of Special Voting Stock carry the right to vote separately on certain matters required to be submitted for stockholder approval, including amendments to the Issuer's certificate of incorporation (the "Certificate of Incorporation"), certain issuances of shares of common stock and certain other significant corporate transactions. The Special Voting Stock otherwise carries the same voting and economic rights as shares of Common Stock and pursuant to the Amended and Restated Agreement and Plan of Conversion (the "Conversion Agreement") will be converted into shares of Common Stock upon the occurrence of certain events, including sales or transfers of shares of Special Voting Stock to third parties. The foregoing description of the rights and preferences of the Special Voting Stock is qualified in its entirety by reference to the texts of the Certificate of Incorporation and the Conversion Agreement, which were filed as Exhibits 1 and 2 to the Original Schedule 13D, respectively, and are incorporated herein by reference.

          PC Advisory Partners and Holdings agreed, pursuant to a Voting Agreement and Consent dated as of July 18, 2000 by and among the Issuer, Georgia-Pacific Corporation, a Georgia corporation ("Georgia Pacific"), PC Advisory Partners and Holdings (the "Original Voting Agreement"), as amended by Amendment No. 1 to Voting Agreement and Consent, dated as of June 12, 2001 by and among the Issuer, Georgia-Pacific and the other persons set forth on the signature pages thereof (the "June 2001

Amendment" and, together with the Original Voting Agreement, the "Voting Agreement"), subject to the terms and conditions contained therein, (i) to vote the Shares to approve an Agreement and Plan of Merger (the "Merger Agreement") dated as of July 18, 2000, by and among the Issuer, Georgia-Pacific and North American Timber Corp., NPI Timber, Inc., GNN Timber, Inc., LRFP Timber, Inc., and NPC Timber, Inc., each a wholly owned subsidiary of Georgia-Pacific; (ii) to vote the Shares to approve the merger contemplated by the Merger Agreement (the "Merger"); (iii) to vote the Shares to approve the other transactions contemplated thereby, including, without limitation, the amendments to the Certificate of Incorporation as contemplated by the Merger Agreement and the taking of any actions necessary or appropriate in furtherance thereof; (iv) to vote the Shares against any proposal or offer to acquire all or a substantial part of the business or properties of the Issuer or capital stock of the Issuer or any proposal or offer that, if consummated, would cause the transactions contemplated by the Merger Agreement to fail to qualify as a series of tax-free transactions, unless they have received the prior written consent of the Issuer and Georgia-Pacific; (v) to vote the Shares to approve any proposed amendments to the Certificate of Incorporation to eliminate the Issuer's staggered board of directors; and (vi) to grant proxies to certain officers of Georgia-Pacific to vote the Shares in the manner described above.

         Pursuant to the Voting Agreement and subject to the terms and conditions thereof, each of PC Advisory Partners and Holdings also agreed, and each of JHS, WEO and WJP consented, to convert each share of Special Voting Stock held by PC Advisory Partners and Holdings into one share of Common Stock immediately prior to the Merger. In addition, pursuant to the Voting Agreement and subject to the terms thereof, each of PC Advisory Partners, Holdings, JHS, WEO and WJP agreed to permanently and irrevocably waive, simultaneously with the consummation of the Merger, any and all rights to designate any nominees to the board of directors of the Issuer under the Conversion Agreement. The description of the Voting Agreement contained in this Amendment No. 2 to Schedule 13D is qualified in its entirety by reference to the text of such agreement, as to which the Original Voting Agreement was filed as Exhibit 4 to Amendment No. 1 to
Schedule 13D and the June 2001 Amendment is filed as Exhibit 5 hereto, both of which are incorporated herein by reference.

         Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended and restated in its entirety as follows:

         (a) Percentage interest calculations for each Reporting Person are based upon the Issuer having 68,572,009 shares of Common Stock and 634,566 shares of Special Voting Stock outstanding as of August 1, 2001, as indicated by the Issuer in its Form 10Q for the period ended June 30, 2001 filed with the SEC on August 13, 2001.

         Holdings
         --------

         The aggregate number of Shares that Holdings owns directly is 16,333,722 shares of Common Stock and 628,220 shares of Special Voting Stock which constitutes approximately 23.8% of the shares of Common Stock outstanding and 99% of the shares of Special Voting Stock outstanding.

         PC Advisory Partners
         --------------------

         Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of Common Stock and 634,566 shares of Special Voting Stock, which constitutes approximately

24.1% of the shares of Common Stock outstanding and 100% of the shares of Special Voting Stock outstanding.

         PC Advisory Corp
         ----------------

         Because of its position as the general partner of PC Advisory Partners, PC Advisory Corp may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,498,709 shares of Common Sock and 634,566 shares of Special Voting Stock, which constitutes approximately 24.1% of the shares of Common Stock outstanding and 100% of the shares of Special Voting Stock outstanding.

         JHS
         ---

         Individually and because of his position as a control person of PC Advisory Corp, JHS may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,506,835 shares of Common Stock and 634,566 shares of Special Voting Stock, which constitutes approximately 24.1% of the shares of Common Stock outstanding and 100% of the shares of Special Voting Stock outstanding.

         WEO
         ---

         Individually and because of his position as a control person of PC Advisory Corp I, WEO may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 16,502,315 shares of Common Stock and 634,566 shares of Special Voting Stock, which constitutes approximately 24.1% of the shares of Common Stock outstanding and 100% of the shares of Special Voting Stock outstanding.

         WJP
         ---

         Individually and because of his position as a control person of PC Advisory Corp, WJP may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner or 16,502,064 shares of Common Stock and 634,566 shares of Special Voting Stock, which constitutes approximately 24.1% of the shares of Common Stock outstanding and 100% of the shares of Special Voting Stock outstanding.

         To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 hereof is the beneficial owner of any shares.

         (b)

         Holdings
         --------

         Holdings has the sole power to vote and the sole power to dispose of all of the 16,333,722 shares of Common Stock and 628,220 shares of Special Voting Stock owned directly by Holdings, which constitutes approximately 23.8% of the shares of Common Stock outstanding and 99% of the shares of Special Voting Stock outstanding.

         PC Advisory Partners
         --------------------

         Individually, and because of its position as the sole general partner of Holdings, PC Advisory Partners has the sole power to vote and the sole power to dispose of all of the 16,498,709 shares of Common Stock and 634,566 shares of special voting stock owned directly by PC Advisory Partners and Holdings, which constitutes approximately 24.1% of the shares of Common Stock outstanding and 100% of the shares of Special Voting Stock outstanding.

         PC Advisory Corp
         ----------------

         Because of its position as the general partner of PC Advisory Partners, PC Advisory Corp has the sole power to vote and the sole power to dispose of all of the 16,498,709 shares of Common Stock and 634,566 shares of Special Voting Stock owned directly by PC Advisory Partners and Holdings, which constitutes approximately 24.1% of the shares of Common Stock outstanding and 100% of the shares of Special Voting Stock outstanding.

         JHS
         ---

         Individually JHS has the sole power to vote and the sole power to dispose of 8,126 shares of Common Stock and because of his position as a control person of PC Advisory Corp, JHS may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 16,498,709 shares of Common Stock and 634,566 shares of Special Voting Stock, which, in the aggregate, constitutes approximately 24.1% of the shares of Common Stock outstanding and 100% of the shares of Special Voting Stock outstanding.

         WEO
         ---

         Individually WEO has the sole power to vote and the sole power to dispose of 3,606 shares of Common Stock and because of his position as a control person of PC Advisory Corp I, WEO may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 16,498,709 shares of Common Stock and 634,566 shares of Special Voting Stock, which, in the aggregate, constitutes approximately 24.1% of the shares of Common Stock outstanding and 100% of the shares of Special Voting Stock outstanding.

         WJP
         ---

         Individually WJP has the sole power to vote and the sole power to dispose of 3,355 shares of Common Stock and because of his position as a control person of PC Advisory Corp, WJP may, pursuant to Rule 13d-3 of the Act, have the shared power to vote and the shared power to dispose of 16,498,709 shares of Common Stock and 634,566 shares of Special Voting Stock, which, in the aggregate, constitutes approximately 24.1% of the shares of Common Stock outstanding and 100% of the shares of Special Voting Stock outstanding.

         (c) To the best of the knowledge of each of the Reporting Persons, none of the Reporting Persons has effected any transactions in shares during the past sixty (60) days.

         (d) Each of the Reporting Person affirms that except as otherwise described herein, no person other than such Reporting Person has the right to receive or the power to direct the receipt of distributions with respect to, or the proceeds from the sales of, the shares owned by such Reporting Person.

         (e)  Not applicable.


ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended and restated in its entirety as follows:

         Holdings, PC Advisory Partners and the Issuer are parties to a Registration Rights Agreement dated as of July 1, 1999, pursuant to which Holdings and PC Advisory Partners have certain registration rights pertaining to the shares of Common Stock and shares of Special Voting Stock owned by them.

         Pursuant to the Voting Agreement and subject to the terms and conditions contained therein, PC Advisory Partners and Holdings agreed (i) to vote the Shares to approve the Merger Agreement; (ii) to vote the Shares to approve the Merger; (iii) to vote the Shares to approve the other transactions contemplated thereby, including, without limitation, the amendments to the Certificate of Incorporation as contemplated by the Merger Agreement and the taking of any actions necessary or appropriate in furtherance thereof; (iv) to vote the Shares against any proposal or offer to acquire all or a substantial part of the business or properties of the Issuer or capital stock of the Issuer or any proposal or offer that, if consummated, would cause the transactions contemplated by the Merger Agreement to fail to qualify as a series of tax-free transactions, unless they have received the prior written consent of the Issuer and Georgia-Pacific; (v) to vote the Shares to approve any proposed amendments to the Certificate of Incorporation to eliminate the Issuer's staggered board of directors; and (vi) to grant proxies to certain officers of Georgia-Pacific to vote the Shares in the manner described above.

         Pursuant to the Voting Agreement and subject to the terms and conditions thereof, each of PC Advisory Partners and Holdings also agreed, and each of JHS, WEO and WJP consented, to convert each share of Special Voting Stock held by PC Advisory Partners and Holdings into one share of Common Stock immediately prior to the Merger. In addition, pursuant to the Voting Agreement and subject to the terms and conditions thereof, each of PC Advisory Partners, Holdings, JHS, WEO and WJP agreed to permanently and irrevocably waive, simultaneously with the consummation of the Merger, any and all rights to designate any nominees to the board of directors of the Issuer under the Conversion Agreement.

         Except as set forth herein and in the Exhibits filed herewith or with the Original Schedule 13D or Amendment No. 1 to Schedule 13D, there are no other contracts, arrangements, understandings or relationships of the type required to be disclosed in response to Item 6 of Schedule 13D of the Act with respect to the Shares owned by the Reporting Persons.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit      Document Description
         -------      --------------------

          A           Agreement pursuant to Rule 13d-1(k)(1)(iii)

          B-1         Power of Attorney for PCMC Intermediate Holdings, L.P.

          B-2         Power of Attorney for PC Advisory Partners I. L.P.

          B-3         Power of Attorney for PC Advisory Corp. I

          1           Certificate of Incorporation (incorporated by reference to
                      Exhibit 1 of the Original Schedule 13D filed on July 12,
                      1999)

          2 Conversion Agreement (incorporated by reference to Exhibit 2 of the Original Schedule 13D filed on July 12, 1999)

          3 Registration Rights Agreement (incorporated by reference to Exhibit 3 of the Original Schedule 13D filed on July 12, 1999)

          4 Voting Agreement and Consent dated July 18, 2000 (incorporated by reference to Exhibit 4 of Amendment No. 1 to Schedule 13D filed July 27, 2000)

          5           Amendment No. 1 to Voting Agreement and Consent, dated
                      June 12, 2001

                                   SIGNATURES
                                   ----------


After reasonable inquiry and to best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  September 13, 2001

/s/ Phillip Gordon
______________________________
Phillip Gordon

Attorney-in-Fact for:

PCMC INTERMEDIATE HOLDINGS, L.P. (1)
PC ADVISORY PARTNERS I L.P. (2)
PC ADVISORY CORP. I (3)
JOHN H. SCULLY (4)
WILLIAM E. OBERNDORF (5)
WILLIAM J. PATTERSON (6)


          (1) A Power of Attorney authorizing Phillip Gordon to act on behalf of PCMC Intermediate Holdings, L.P. has been filed herewith as Exhibit B-1.

          (2) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Partners I, L.P. has been filed herewith as Exhibit B-2.

          (3) A Power of Attorney authorizing Phillip Gordon to act on behalf of PC Advisory Corp. I has been filed herewith as Exhibit B-3.

          (4) A Power of Attorney authorizing Phillip Gordon to act on behalf of John H. Scully previously has been filed with the Securities and Exchange Commission in connection with a
                    Schedule 13D filed on September 18, 1992.

          (5) A Power of Attorney authorizing Phillip Gordon to act on behalf of William E. Oberndorf previously has been filed with the Securities and Exchange Commission in connection with a Schedule 13D filed on September 18, 1992.

          (6) A Power of Attorney authorizing Phillip Gordon to act on behalf of William J. Patterson previously has been filed with the Securities and Exchange Commission in connection with a Schedule 13D filed on September 18, 1992.

                                 EXHIBIT INDEX


Exhibit   Document Description
-------   --------------------

   A      Agreement Pursuant to Rule 13d-1(k)(1)(iii)

   B-1    Power of Attorney for PCMC Intermediate Holdings, L.P.

   B-2    Power of Attorney for PC Advisory Partners I, L.P.

   B-3    Power of Attorney for PC Advisory Corp. I

   1 Certificate of Incorporation (incorporated by reference to Exhibit 1 of the Original Schedule 13D filed on July 12, 1999)

   2 Conversion Agreement (incorporated by reference to Exhibit 2 of the Original Schedule 13D filed on July 12, 1999)

   3 Registration Rights Agreement (incorporated by reference to Exhibit 3 of the Original Schedule 13D filed on July 12, 1999)

   4 Voting Agreement and Consent dated July 18, 2000 (incorporated by reference to Exhibit 4 of Amendment No. 1 to Schedule 13D filed July 27, 2000)

   5      Amendment No. 1 to Voting Agreement and Consent, dated June 12, 2001